Reply Attention of	William L. Macdonald
Direct Tel.	604.643.3118
EMail Address	wlm@cwilson.com
Our File No.	28252-01 / D/JCU/801443.1

December 14, 2005

VIA EDGDAR

Securities and Exchange Commission

450 Fifth Street NW

Mail Stop 20549-0407

Washington, DC 20549

USA

Attention:	Office of Small Business

Dear Sirs:

Re: id-Confirm, Inc. Registration Statement on Form SB-2

                              On behalf of id-Confirm, Inc. (the "Company"), we transmit for filing under the Securities Act of 1933, as amended (the "Act"), the Company’s Registration Statement on Form SB-2 for the offering of shares of the Company’s common stock. Manually executed signature pages have been signed prior to the time of the electronic filing and will be retained by the Company for five years.

The Company has a balance of $1,100 at the account of the Securities and Exchange Commission at Mellon Bank which is to be applied to the filing fee.

Please note that the Company requests that the Securities and Exchange Commission permit the Company's request for acceleration of the effective date of the Registration Statement be made orally or by facsimile in accordance with Rule 461(a) of Regulation C (the "Rule"). Pursuant to the Rule, please also be advised that the Company is aware of its obligations under the Act.

If you have any questions regarding the Registration Statement, please contact the undersigned at 604.643.3118.

Yours truly,

CLARK WILSON LLP

Per:

 /s/ William L. Macdonald

William L. Macdonald

/jcu

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